manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

June 18, 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Stacie Gorman and Ms. Pam Long
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Post-Qualification Offering Circular Amendment No. 1

Filed May 27, 2020
File No. 024-11016

Dear Ms. Gorman and Ms. Long:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 17, 2020 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Circular Amendment No. 1 to Offering Statement on Form 1-A, originally filed with the SEC on May 27, 2020 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Incorporation by Reference of Offering Circular, page 1

1.	We note that you are seeking to incorporate information by reference. Please note that General Instruction III of Form 1-A limits the amount of information that can be incorporated by reference and further requires that all descriptions of where information incorporated by reference can be found must be accompanied by a hyperlink to the incorporated document on EDGAR. Please revise your post-effective amendment to comply with the requirements set forth in this instruction.

Response: The Company has revised the Offering Circular Amendment to comply with the requirements set forth in General Instruction III of Form 1-A.

Trends Affecting Our Business, page 3

2.	We note your disclosure that the majority of your business is located in Arizona. If material, please revise your disclosure to address the recent significant increase of COVID-19 in Arizona and any additional impact of this increase on your business operations.

Response: The Company has revised the disclosure to address the recent significant increase of COVID-19 in Arizona and to disclose that the Company is currently unable to quantify the economic effect, if any, on the Company’s business operations.

General

3.	Please note the financial statement updating requirements of paragraph (c)(1) Part F/S of Form 1-A.

Response: The Company has included the consolidated financial statements for the years ended December 31, 2019 and December 31, 2018 and the notes thereto in the Offering Circular Amendment.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Circular Amendment and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti
Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer

Jade Leung, Chief Financial Officer

CaliberCos Inc.

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